UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC File Number 001-39704

NOTIFICATION OF LATE FILING	CUSIP Number 29970N104

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:
Eve Holding, Inc.

Former Name if Applicable:
Not applicable.

Address of Principal Executive Office
(Street and Number):
1400 General Aviation Drive

City, State and Zip Code:
Melbourne, FL 32935

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eve Holding, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Third Quarter Form 10-Q”) by the prescribed due date for the reasons described below.

As previously disclosed, in September 2022, in connection with the preparation of an amendment to a registration statement, the Company reviewed its accounting for certain warrants to acquire an aggregate of 24,200,000 shares of common stock, that were issued and became exercisable at the closing on May 9, 2022 of the transactions contemplated by the Business Combination Agreement, dated as of December 21, 2021, by and among the Company, Embraer S.A., Embraer Aircraft Holding, Inc. and EVE UAM, LLC (the “Closing”). On September 23, 2022, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), after considering the recommendations of management regarding the accounting treatment for the warrants described above, concluded that the Company’s condensed consolidated financial statements included in the Company’s Form 10-Q for the quarter ended June 30, 2022 should not be relied upon. See the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2022 for additional information.

On November 10, 2022, in connection with the Company’s previously disclosed continuing assessment of its financial statements, the Audit Committee concluded that two additional adjustments should be made to the Company’s historical financial statements, which adjustments relate to (i) the valuation and recognition of certain share-based payments and (ii) the recognition of previously disclosed transaction. As a result of these adjustments, which are described in greater detail in the Company’s Current Report on Form 8-K/A filed with the SEC on November 14, 2022, the Audit Committee has determined that any previously issued or filed reports, press releases, earnings releases and investor presentations or other communications describing the quarter ended March 31, 2022 or the year ended December 31, 2021 also should no longer be relied upon.

The Company is currently performing a further assessment of the Company’s condensed consolidated financial statements to determine the full extent of any adjustments in the amounts previously reported. Upon completion of such assessment, the Company intends to file an amendment to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2022 (the “May 13 Form 8-K”) to restate its financial statements as of and for the quarter ended March 31, 2022 and the year ended December 31, 2021, as well as an amendment to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022 to restate its financial statements as of and for the quarter ended June 30, 2022.

The Company’s management has concluded that in light of the adjustments described above, certain material weaknesses exist in the Company’s internal control over financial reporting.

The Company is working diligently to complete the Third Quarter Form 10-Q as soon as possible; however, for the reasons described above, the Company is unable to complete and file the Third Quarter Form 10-Q by the required due date of November 14, 2022 without unreasonable effort and expense. The Company plans to file the Third Quarter Form 10-Q as soon as practicably possible.

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, including those relating to the filing of the Third Quarter Form 10-Q, other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors sections of the Company’s filings with the SEC. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

[Gerard J. DeMuro]	(321)	751-5050
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations to be included in the Quarterly Report for the quarter ended September 30, 2022 may reflect significant changes in operations from the corresponding period ended September 30, 2021; however, the Company requires additional time to complete its assessment.

SIGNATURE

Eve Holding, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Eve Holding, Inc.

By:	/s/ Gerard J. DeMuro
Gerard J. DeMuro
Co- Chief Executive Officer

Date: November 14, 2022